August 5, 2009

VIA EDGAR
Pamela A. Long, Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Charmed Homes Inc.
Pre-Effective Amendment 1 to Registration Statement on Form S-4
Filed July 10, 2009
File No. 333-159272
Quarterly Report on Form 10-Q for the quarter ended April 30, 2009
Filed June 16, 2009
File No. 0-53285

Dear Ms. Long:

This letter has been prepared in response to your request for Charmed Homes Inc. ("Charmed" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your July 27, 2009 letter to me (the "Comment Letter") concerning the above-referenced Registration Statement on Form S-4 (the "Registration Statement."), which was filed by Charmed as a result of its proposed merger with IntelaSight, Inc. ("Iveda").

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 2 to the Registration Statement (the "Amendment"), which incorporates, as appropriate, the responses of the Company contained herein.

S-4/A1

General

COMMENT 1:
Disclosures indicate that the merger agreement is attached to the information statement/prospectus as Annex A and that relevant portions of the Washington Business Corporation Act are attached to the information statement/prospectus as Annex B. We are unable to locate the annexes. Please revise.

RESPONSE:	Annexes A, B and C have been filed as part of the Amendment.

Summary Selected Historical Financial Data of Charmed, page 9

COMMENT 2:	Several amounts presented for the three months ended April 30, 2009 do not agree with amounts reported in your financial statements. Please revise.

RESPONSE:	The amounts on page 9 have been revised to conform with the April, 30, 2009 financials filed with our Form 10-Q.

Pro forma Financial Data, page 11

COMMENT 3:
We note your response to prior comment 7 and note your reference to the year ended January 31, 2008 when discussing your unaudited pro forma condensed consolidated income statements. Please revise to change this to January 31, 2009.

RESPONSE:	We have revised January 31, 2008 to January 31, 2009 on page 11.

Summary Conditions to Completing the Merger, page 35

COMMENT 4:
We note your response to prior comment 18 in which you state that the parties intend to waive the condition to closing that Charmed Homes have no assets or liabilities. Please clarify whether the condition has been removed or waived by an enforceable agreement between the parties, disclose the material terms of such agreement, and reconcile your disclosure which states, on pages 7 and 35, that this remains a closing condition. Alternatively, if the parties have only expressed their intention to waive but have not amended the merger agreement or entered into any other enforceable agreement to waive, please discuss this in the document and, as requested in prior comment 18, describe the steps that Charmed Homes intends to take to dispose of its assets and liabilities prior to closing. If there are other closing conditions that you anticipate waiving, please disclose those as well. This comment also applies to your disclosure of closing conditions on page 7.

RESPONSE:
The parties have waived the closing condition that Charmed Homes have no assets or liabilities through a waiver that we have filed as an exhibit to the Amendment. No other closing conditions have been waived as of the date of the Amendment, nor do the parties have an intention at this time of waiving any other closing conditions.

The Merger Agreement — Investor Disclaimer, page 38

COMMENT 5:
We note your response to prior comment 23, including your confirmation that you must consider whether additional disclosures are necessary to put disclosures in the merger agreement in context. However, several statements in the information statement/prospectus continue to suggest to investors that they should not rely on the merger agreement as disclosure or that the merger agreement disclosures may not be materially complete:

•
The statement that "The foregoing description of the Merger Agreement does not purport to be complete" suggests that it does not contain all of the material terms and provisions of the merger agreement. Please revise to make clear that the description of the merger agreement contains all the material terms of the merger agreement.

•
The statement that "The Merger Agreement is not in any way intended as a document for investors to obtain factual information about the current state of affairs of Charmed" and the statement that "Such information can be found in Charmed's reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended" suggest that the merger agreement does not constitute public disclosure under the federal securities laws. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

•
The statement that investors are not third-party beneficiaries, particularly in the context of your discussion of the representations and warranties as disclosure, suggests that investors cannot rely on the information in the merger agreement. Please remove this statement as well as the phrase "Investor Disclaimer" from the title of this section.

•
The statement that "the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement…,were solely for the benefit of the parties to such agreement" suggests that the merger agreement does not constitute public disclosure under the federal securities laws. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

•
Where you state that the provisions of the merger agreement have been limited, amended or qualified by confidential disclosures exchanged between the parties, please also clarify that investors should read the merger agreement in the context of your other public disclosures in order to have a materially complete understanding all of the merger agreement disclosures.

•
Where you state that subsequent information may or may not be fully reflected in Charmed Homes' public disclosures, please clarify that your public disclosures will include any material information necessary to provide investors with a materially complete understanding of the merger agreement disclosures.

•
As noted previously, notwithstanding the inclusion of disclaimers, you are responsible for considering whether additional specific disclosures of material information about material contractual provisions are required to make the statements included in the information statement/prospectus not misleading. Include disclosure acknowledging that, if specific material facts exist that contradict the representations, warranties, or covenants contained in the merger agreement, you have provided corrective disclosure.

RESPONSE:	We have revised this section of the Amendment (on page 38) to respond to your comments.

Application of Critical Accounting Policies, page 69

COMMENT 6:
We have read your response to comment 29 which indicates that an impairment test under SFAS 144 was not performed at December 31, 2008 because the majority of your long lived assets are leased equipment that generates revenue and positive margins. In determining whether to test long lived assets for impairment, paragraph 8 of SFAS 144 states a long lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, such as a current- period operating or cash flow loss combined with a history of operating or cash flow losses. Given that you reported net losses for the quarter ended March 31, 2009 and the year ended December 31, 2008, negative cash flows from operating activities as of March 31, 2009 and December 31, 2008, an accumulated deficit as of March 31, 2009, and you received a going concern opinion from your independent auditor, it is unclear how you determined that an impairment test was not necessary. We further note that margins have decreased from $237,000 to $149,000 in 2008 and further declined during the three months ending March 31, 2009 to $58,000 compared to $117,000 during the three months ending March 31, 2008. Please tell us and disclose, in future filings, specifically how the leased equipment is used to generate revenues, including whether these assets are computer systems that you have installed at a customer site or if they are used in house for monitoring and surveillance of client locations. To the extent these assets are installed at a client location, please tell us how your business strategy to focus more on monitoring and less on installation and sales has impacted your determination to perform an impairment test and the assumption that these assets will generate revenue and positive margins, if at all.

RESPONSE:
The leased equipment is office computer equipment for surveillance and monitoring as well as hosting servers located in Iveda's leased data center.  None of the leased equipment is located at client locations.  All leased equipment is used to generate surveillance and monitoring revenues and not related to sales and installation revenue.  For the year ended December 31, 2008 and then again on March 31, 2009, Iveda determined that even though it continued to have negative financial results this was not a change in circumstances that would cause it to perform an impairment test on these long lived assets. These assets were purchased at wholesale rates in 2008 and maintain substantial value after purchase. Iveda will include expanded disclosure of its impairment considerations in future filings and evaluate on a quarterly basis the need for an impairment test as circumstances change that could affect the recoverability of the carrying amount of the long lived assets. We have revised Iveda's critical accounting policy on page 69 to clarify how it will periodically review its impairment considerations.

Certain Relationships and Related Transactions, page 80

COMMENT 7:
Since we are unable to locate the response to prior comment 37, we reissue the comment to disclose whether the terms of the surveillance services provided to entities owned by Mr. Ross Farnsworth are no more favorable to entities owned by Mr. Farnsworth than the terms of the surveillance services provided to other customers.

RESPONSE:
Our previously included response is on page 80 of the Amendment under the heading "Certain Relationships and Related Transactions."  This disclosure reads as follows (with the requested information highlighted in italicized text):

"The Company has provided surveillance services since 2005 (on terms no more or less favorable than those provided to the Company's other customers) to entities owned by Ross Farnsworth, either through a family partnership or through his majority owned limited liability company, and subsequently Ross Farnsworth became a shareholder of the Company in 2006.  Mr. Farnsworth's holdings are less than 5% of the Company but the revenue for years ending 2008 and 2007 was $40,466 and $35,672, respectively, and there was a trade accounts receivable balance of $3,021 and $2,105 at December 31, 2008 and 2007."

Financial Statements, page F-1

COMMENT 8:
We note revenue reported in your revised preliminary information statement on Schedule 14C filed on March 4, 2009 decreased by $37,138 as compared to the amount reported in your Form S-4 due to a cutoff issue related to invoices; however, accounts receivable only decreased by $24,499. Please reconcile the changes in accounts receivable to the changes in revenue and explain other activity that would have impacted these accounts other than the cutoff reclassification.

RESPONSE:
The revenue decrease of $37,138 consists of a $15,553 reduction in accounts receivable related to billing invoice cutoff testing adjustment with respect to one customer that should not have been billed in December 2008, and a $21,964 adjustment for an increase to deferred revenue (one customer that had been billed and paid in 2008 but delivery or installation of equipment had not been performed in 2008) and a net reduction of $379 in other liabilities.

The accounts receivable reduction of $24,499 relates to the $15,553 of revenue reduction from cutoff adjustment stated above and $8,946 of December 31, 2008 monitoring billings related to January services originally recorded as "Billings in excess of costs and estimated earnings on uncompleted contracts" current liability.  Both the current asset and current liability were reduced by the $8,946 with no P & L effect.

Mr. Brilon joined Iveda in mid-December 2008 as its CFO and has implemented controls related to these billings and will perform cutoff testing monthly to facilitate proper cutoff reporting.

Note 1 — Summary of Significant Accounting Policies, page F-9

Cash and Cash Equivalents, rage F-9

COMMENT 9:
We have read your response to comment 44 and revised disclosure on page F-9. Please tell us the original maturity dates of your CDs that you currently classify as cash equivalents. Your response indicates that your CDs meet the paragraph 8 criteria and that the CDs are near their maturity dates. Note footnote 2 to paragraph 8 clarifies that only investments with original maturities of three months or less qualify as a cash equivalent and that investments do not become cash equivalents just because its remaining maturity is three months or less. To the extent your CDs had an original maturity date that is so near maturity that there is insignificant risk of changes in value because of interest rate fluctuations, please revise your filing to clarify why you believe your CDs should be classified as a cash equivalent and quantify your cash equivalents for each period that you present a balance sheet.

RESPONSE:
Iveda classified the CDs as cash and not as cash equivalents – at this time, Iveda has no cash equivalents. The important factor related to the cash classification of these assets is the risk-free status of these assets (no penalties for early withdrawal of funds) and the fact that the maturity dates have no bearing on when the cash can be accessed and Iveda thus views these assets the same as it does a money-market account.  The original maturity dates were 6/5/09 (purchased 9/5/08), 4/21/09 (purchased 7/28/08) and 4/29/09 (purchased 7/28/08). All funds were withdrawn in the first quarter of 2009 with no penalties.  The risk-free CDs were reported as cash versus investments because they had immediate liquidity with no penalties for cash withdrawal before the stated maturity date.

Even though Iveda does not have any cash equivalent debt instruments on its financial statements included in the Amendment, it will change the footnote disclosure in future filings and financial statements to state that debt instruments with original maturity dates of three months or less will be reported as cash equivalents.

Note 3 – Accrued Expenses, Page F-14

COMMENT 10:
We note your $40,567 deferred rent balance at March 31, 2009 and December 31, 2008. Please tell us and disclose the nature of this balance, including whether this relates to your operating lease of your office facilities, how this deferred rent balance was generated (e.g., scheduled rent increases) and why the balance has not changed since year end.

RESPONSE:
Set forth below and taken from Iveda's March 31, 2009 financial statements is Iveda's accrued expense disclosure which is 100% related to our office facilities and does show a reduction from the year end balance of deferred rent of $40,567 to $37,664 at March 31, 2009.  We have added disclosure to Iveda's MD&A on page 76 that states that the deferred rent was generated from the office lease agreement executed during 2008.   The operating lease commitment is also disclosed in Note 7 – Operating Leases, included in the December 31, 2008 and 2007 Iveda financial statements.  The lease included six months of free rent and coupled with rent escalation thus created the deferred rent liability. The deferred rent has been recorded in accordance with GAAP over a straight line basis through the end of the lease in August 2011.

NOTE 3: ACCRUED EXPENSES

Accrued expenses of $85,428 as of March 31, 2009, consists of $37,664 of deferred rent, $36,381 of accrued payroll and associated costs, and $11,383 of other liabilities.

Accrued expenses of $70,285 as of December 31, 2008, consists of $40,567 of deferred rent, $23,905 of accrued payroll and associated costs, and $8,993 of other liabilities.

Exhibit 5.1

COMMENT 11:
Revise the number of shares of common stock, the number of options to purchase shares of common stock, and the number shares of common stock issuable upon exercise of stock options and warrants stated in the first paragraph to conform to the numbers shown in the calculation of registration fee table on the registration statement's facing page.

RESPONSE:	The number of securities has been revised.

COMMENT 12:
Please have counsel remove the assumption that the securities have been sold in accordance with the securities laws of various states in which they may be issued. The opinion should be that the securities are legally issued, etc. under the laws of the state of incorporation.

RESPONSE:	We have revised the opinion to eliminate the assumption of sales in accordance with state securities laws and to state they are legally issued under Nevada law.

COMMENT 13:
We note that the stock options and warrants you are registering are governed by the laws of the State of Washington. Please revise the opinion to include the enforceability of the company's obligations with respect to the options and warrants under Washington law, or provide a separate opinion of Washington counsel for this purpose.

RESPONSE:	We have added a parenthetical to clarify that obligations with respect to warrants and options are enforceable under Washington law.

Exhibit 8.1

COMMENT 14:
We note that the tax opinion assumes that the merger is consummated in accordance with the terms of the merger agreement and that there are no waivers of material provisions thereof. Please explain supplementally, with a view toward disclosure in the opinion and tax disclosures, how the waiver of the closing condition that Charmed Homes have no assets or liabilities at closing impacts the opinion and tax treatment of the transaction.

RESPONSE:	The waiver of this closing condition does not impact the tax opinion or tax treatment of the transaction.

COMMENT 15:
The statement under B "This opinion is subject to the receipt by counsel prior to the Effective Time of certain representations and covenants of Parent and Target" is an unacceptable qualification. Please delete.

RESPONSE:	This statement has been deleted.

COMMENT 16:
It is unclear why the opinion addresses receipt of cash for fractional shares since the exchange ratio in the merger is 1:1. Please revise so that the opinion clearly reflects the terms of the present transaction. This comment also applies to your disclosure in the section entitled "Federal Income Tax Considerations" on page 37.

RESPONSE:	Discussion of fractional shares has been deleted.

COMMENT 17:
We note under 5(1) the statement "...we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws." Since the opinion must speak as of the registration statement's effective date, please delete. Alternatively, file a new opinion immediately before the registration statement's effective date.

RESPONSE:	The opinion has been revised to reference the effective date of the registration statement.

COMMENT 18:
Please remove the limitation in the final sentence of the opinion that the opinion may not be available to any other person without consent. You may limit your opinion as to purpose, but not as to the persons entitled to rely upon it.

RESPONSE:	This limitation has been removed.

Exhibit 10.4

COMMENT 19:	We note that you omit exhibits B, C, and D to exhibit 10.4. Since Item 601(b)(10) of Regulation S-K requires the filing of material contracts in their entirety, refile the exhibit in its entirety.

RESPONSE:	Exhibit 10.4 has been re-filed with all exhibits.

In connection with our response to your inquiry, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this Response Letter, please contact me at (403) 831-2202.

Very truly yours,

/s/ Ian Quinn

Ian Quinn
President and CEO

CC:           Stephen R. Boatwright, Esq.
(via fax – 602-248-2822)
Conrad C. Lysiak, Esq.
(via fax – 509-747-1770)

Enclosures(s)